Exhibit 99.2

NOTICE OF RESCISSION OF FULL CONDITIONAL REDEMPTION

Navios South American Logistics Inc.

Navios Logistics Finance (US) Inc.

7.250% Senior Notes due 2022 (CUSIP No. 63938NAE4, CUSIP No. Y62276AD5, ISIN No.

US63938NAE40, ISIN No. USY62276AD56)*

NOTICE IS HEREBY GIVEN, pursuant to (i) the indenture, dated as of April 22, 2014, among Navios South American Logistics Inc. (the “Company”), Navios Logistics Finance (US) Inc. (“Logistics Finance”, with the Company and Logistics Finance being referred to herein individually as a “Co-Issuer” and collectively as “Co-Issuers”), the guarantors party thereto from time to time (the “Guarantors”) and Wells Fargo Bank, National Association, as trustee (the “Trustee”) (as amended or supplemented from time to time, the “Indenture”) relating to the Co-Issuers’ 7.250% Senior Notes due 2022 (the “Notes”) and (ii) the notice of full conditional redemption of the Notes distributed to the holders of the Notes by the Trustee in the names of the Co-Issuers on June 7, 2019 pursuant to Section 3.03 of the Indenture (the “Notice of Full Conditional Redemption”), that the Financing Condition (as defined in the Notice of Full Conditional Redemption) will not be satisfied or waived by the Co-Issuers prior to July 7, 2019 (the “Redemption Date”) and, accordingly, redemption of the Notes in the manner described in the Notice of Full Conditional Redemption will not occur and none of the Notes will be deemed due and payable on the Redemption Date. Any Notes previously surrendered to any Paying Agent shall be returned to the Holders thereof.

For questions about this Notice of Rescission of Full Conditional Redemption, please contact Navios South American Logistics Inc., Investor Relations, at +1 (212) 906-8646 or investors@navios-logistics.com.

Capitalized terms that are otherwise not defined herein shall have the meanings set forth in the Indenture.

Navios South American Logistics Inc.

Navios Logistics Finance (US) Inc.

Dated: June 14, 2019

*

The CUSIP and ISIN numbers indicated above are included solely for the convenience of the holders of the Notes. No representation is hereby made regarding the correctness or accuracy of the CUSIP or ISIN numbers either as printed on the Notes or as contained in this Notice of Rescission of Full Conditional Redemption, and reliance may be placed only on the other identification numbers placed thereon, and the foregoing rescission of full conditional redemption shall not be affected by any defect in or omission of such numbers.